Exhibit 99.2

SESA STERLITE LIMITED (Formerly Sesa Goa Limited)

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa-403001

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2013

PART I						(Rs in Crore except as stated)

		Quarter ended				Nine months ended				Year ended
S. No.	Particulars	31.12.2013 (Unaudited)	30.09.2013 (Unaudited)		31.12.2012 (Unaudited)	31.12.2013 (Unaudited)		31.12.2012 (Unaudited)		31.03.2013 (Audited)
1	Income from Operations
	a) Net Sales/Income from Operations (Net of excise duty)	19,414.34	25,170.66		229.79	44,948.66		2,437.33		2,724.82
	b) Other Operating Income	108.65	185.94		6.77	309.34		19.50		24.12

	Total Income from operations (net)	19,522.99	25,356.60		236.56	45,258.00		2,456.83		2,748.94

2	Expenses
	a) Cost of materials consumed	7,659.66	9,547.06		90.04	17,301.58		105.31		221.52
	b) Purchases of stock-in-trade	79.15	513.08		(0.29)	592.23		96.23		96.19
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(412.88)	(783.29)		(101.90)	(1,151.31)		(266.75)		(287.56)
	d) Employee benefits expense	796.93	1,202.87		56.04	2,052.38		189.63		249.52
	e) Depletion, depreciation and amortisation expense	2,004.13	2,845.86		35.37	4,889.08		99.05		197.46
	f) Power and fuel charges	1,372.91	2,681.53		145.85	4,199.76		397.18		546.82
	g) Exchange loss/(gain)	(81.84)	687.65		24.96	705.05		68.84		50.54
	h) Other expenses	3,536.96	5,047.37		152.17	8,667.94		1,358.56		1,406.46

	Total Expenses	14,955.02	21,742.13		402.24	37,256.71		2,048.05		2,480.95

3	Profit/(loss) from Operations before other income, finance costs and exceptional items	4,567.97	3,614.47		(165.68)	8,001.29		408.78		267.99

4	Other Income	389.91	914.12		15.42	1,309.82		44.72		53.86

5	Profit/(loss) from ordinary activities before finance costs and exceptional items	4,957.88	4,528.59		(150.26)	9,311.11		453.50		321.85

6	Finance costs	1,529.81	1,879.80		102.03	3,557.69		301.58		474.65

7	Profit/(loss) from ordinary activities after finance costs but before exceptional items	3,428.07	2,648.79		(252.29)	5,753.42		151.92		(152.80)

8	Exceptional items (voluntary retirement scheme)	—	61.67		0.69	61.67		21.17		21.17

9	Profit/(loss) from ordinary activities before tax	3,428.07	2,587.12		(252.98)	5,691.75		130.75		(173.97)

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	(138.54)	(923.85)		(80.73)	(1,174.68)		46.57		(42.94)

11	Net profit/(loss) from ordinary activities after tax	3,566.61	3,510.97		(172.25)	6,866.43		84.18		(131.03)

12	Extraordinary items (net of tax expense)	—	—		—	—		—		—

13	Net profit/(loss) for the period	3,566.61	3,510.97		(172.25)	6,866.43		84.18		(131.03)

14	Share of profit/(loss) of associate	(0.29)	456.42		668.98	1,081.58		1,898.56		2,411.28

15	Minority interest	1,698.03	1,573.02		—	3,271.05		—		—

16	Net profit after taxes, minority interest and consolidated share in profit/(loss) of associate	1,868.29	2,394.37		496.73	4,676.96		1,982.74		2,280.25

17	Paid-up equity share capital (Face value of Re 1 each)	296.50	296.50		86.91	296.50		86.91		86.91
18	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year									17,388.49
19	Earnings per share (Rs) (not annualised)*
	-Basic	6.30 *	8.19	*	5.71 *	15.99	*	22.81	*	26.24
	-Diluted	6.07 *	8.19	*	5.71 *	15.99	*	22.81	*	26.24

PART II - Select Information

S. No.		Quarter ended			Nine months ended		Year ended
	Particulars	31.12.2013	30.09.2013	31.12.2012	31.12.2013	31.12.2012	31.03.2013
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (excluding shares against which ADRs are issued)
	- Number of Shares	1,078,901,870	1,057,078,042	389,987,804	1,078,901,870	389,987,804	389,987,804
	- Percentage of Shareholding	36.39%	35.65%	44.87%	36.39%	44.87%	44.87%

2	Promoters & Promoter Group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—	—
(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	—	—	—	—	—	—
(as a % of the total share capital of the Company)
(b)	Non-encumbered
	- Number of Shares	1,629,343,945	1,629,343,945	479,113,619	1,629,343,945	479,113,619	479,113,619
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	54.96%	54.96%	55.13%	54.96%	55.13%	55.13%
(as a % of the total share capital of the Company)

$   The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on December 31, 2013.

The balance ADR of 5.30% represented by 157,135,964 equity shares are held by CITI Bank as custodian.

Allotment in respect of 330,384 equity shares to the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 31.12.2013
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	—
	Received during the quarter	—
	Disposed of during the quarter	—
	Remaining unresolved at the end of the quarter	—

	(Rs in Crore)

		Quarter ended			Nine months ended		Year ended
S. No.	Segment Information	31.12.2013 (Unaudited)	30.09.2013 (Unaudited)	31.12.2012 (Unaudited)	31.12.2013 (Unaudited)	31.12.2012 (Unaudited)	31.03.2013 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	3,055.88	5,538.49	—	8,594.37	—	—
	(ii) Silver - India	331.81	795.95	—	1,127.76	—	—
	(iii) Zinc - International	764.43	2,084.90	—	2,849.33	—	—

	Total	4,152.12	8,419.34	—	12,571.46	—	—
b)	Oil & Gas	4,999.87	1,854.88	—	6,854.75	—	—
c)	Iron Ore	7.82	4.53	15.52	21.24	1,865.52	1,879.84
d)	Copper	6,599.11	7,276.88	—	13,875.99	—	—
e)	Aluminium	2,594.33	5,162.47	—	7,756.80	—	—
f)	Power	831.05	2,171.99	—	3,003.04	—	—
g)	Others	472.26	641.97	320.78	1,578.22	954.66	1,343.81

	Total	19,656.56	25,532.06	336.30	45,661.50	2,820.18	3,223.65

Less:	Inter Segment Revenues	242.22	361.40	106.51	712.84	382.85	498.83

	Net Sales/Income from Operations	19,414.34	25,170.66	229.79	44,948.66	2,437.33	2,724.82

2	Segment Results
	(Profit / (loss) before tax & interest)
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,336.74	2,389.27	—	3,726.01	—	—
	(ii) Silver - India	293.39	583.40	—	876.79	—	—
	(iii) Zinc - International	(33.86)	112.99	—	79.13	—	—

	Total	1,596.27	3,085.66	—	4,681.93	—	—
b)	Oil & Gas	2,513.99	1,066.54	—	3,580.53	—	—
c)	Iron Ore	(97.80)	(122.71)	(146.42)	(315.81)	466.19	347.43
d)	Copper	285.45	208.93	—	494.38	—	—
e)	Aluminium	148.51	207.20	—	355.71	—	—
f)	Power	97.97	426.95	—	524.92	—	—
g)	Others	27.31	(4.89)	(18.48)	31.48	(47.19)	(68.01)

	Total	4,571.70	4,867.68	(164.90)	9,353.14	419.00	279.42

Less:	Finance costs	1,529.81	1,879.80	102.03	3,557.69	301.58	474.65
Add:	Other unallocable income net off expenses	386.18	(339.09)	14.64	(42.03)	34.50	42.43
Less:	Exceptional items	—	61.67	0.69	61.67	21.17	21.17

	Profit / (loss) before tax	3,428.07	2,587.12	(252.98)	5,691.75	130.75	(173.97)

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Zinc, Lead and Silver
	(i) Zinc - India	10,751.49	10,372.97	—	10,751.49	—	—
	(ii) Zinc - International	3,190.68	3,502.58	—	3,190.68	—	—

	Total	13,942.17	13,875.55	—	13,942.17	—	—
b)	Oil & Gas	47,598.39	48,676.69	—	47,598.39	—	—
c)	Iron Ore	4,914.53	4,826.71	4,412.76	4,914.53	4,412.76	4,499.21
d)	Copper	6,712.78	8,002.35	—	6,712.78	—	—
e)	Aluminium	39,905.67	40,089.21	—	39,905.67	—	—
f)	Power	16,143.32	15,607.90	—	16,143.32	—	—
g)	Others	1,832.18	1,757.43	1,272.67	1,832.18	1,272.67	1,124.22
h)	Unallocated	(28,042.64)	(32,403.28)	11,415.17	(28,042.64)	11,415.17	11,851.97

	Total	103,006.40	100,432.56	17,100.60	103,006.40	17,100.60	17,475.40

The main business segments are, (a) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (b) Oil & Gas which consists of exploration, development and production of oil and gas (c) Iron ore (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric Acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment comprise of pig iron, metallurgical coke, port/berth, paper, etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The above results for the quarter and nine months ended December 31, 2013 have been reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on January 28, 2014. The statutory auditors of the Company have carried out a limited review of these results.

2	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) has been sanctioned by the Honourable High Court of Madras vide its order dated July 25, 2013 and the High Court of Judicature of Bombay at Goa vide its order dated April 2, 2013. The Scheme became effective for Sterlite, Ekaterina and Malco on August 17, 2013; and for SEL and VAL the Scheme became effective on August 19, 2013. The Scheme has been given effect to in the quarter ended September 30, 2013.

3	Consequent to the effectiveness of the Scheme as above, the results for the quarters ended December 31, 2013, September 30, 2013, the nine months ended December 31, 2013; and the figures in respect of earnings per share, are not comparable with previous / comparable periods presented.

Previous Period / Year figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

Subsequent to, the effectiveness of the Scheme, a Special Leave Petition challenging the order of the High Court of Judicature of Bombay at Goa has been filed by the income tax department, and a creditor and a shareholder have challenged the Scheme in the High Court of Madras. The said petitions are pending for admission/hearing.

4	Consequent to the Scheme being given effect to in the previous quarter, a substantial amount of goodwill representing the underlying values of reserves of oil and gas and other operating open cast / underground mines of the Company, is recognised on consolidation. The Company has decided to amortise such goodwill based on Unit of Production method. Accordingly an amount of Rs 589 Crore and Rs 1,655 Crore for the quarter and nine months ended December 2013, respectively is recognised in the above results.

5	In respect of the Company’s Iron Ore Division:

a) Consequent to the clearance for resumption of iron ore mining operations at Karnataka by the Honourable Supreme Court of India (the “Supreme Court”), the Company has resumed mining operations with effect from December 28, 2013.

b) The operations at the iron ore mines in Goa continue to remain suspended as per orders of the Government authorities and the Supreme Court. The Supreme Court of India on November 11, 2013, permitted e-auction of the already mined iron ore lying in Goa and the sale proceeds to be retained in fixed deposits by the State of Goa till the Supreme Court delivers the judgement on suspension of mining operations. These e-auctions will be conducted post verification of the inventory, with the entire process monitored by a Committee appointed by the Supreme Court. The Supreme Court has also set up another Committee to conduct a macro Environment Impact Assessment study to arrive at a ceiling of annual excavation of iron ore in the State of Goa considering the various aspects and the said Committee to submit an interim report by February 15, 2014.

6	In respect of the Company’s Aluminium Division :

a) The Ministry of Environment and Forests (“MOEF”) has rejected the grant of stage II forest clearance for the Niyamgiri mining project of Orissa Mining Corporation Limited (“OMC”), which is one of the sources for supply of bauxite to the alumina refinery at Lanjigarh. In terms of the Memorandum of Understanding with the Government of Orissa (through OMC), 150 million tonnes of bauxite is required to be made available to the Company. The Company is also considering sourcing bauxite from alternate sources to support the existing and expanded refinery operations.

b) With regard to the expansion project at Lanjigarh, the Company’s fresh application for environmental clearance is under process and in the meantime the expansion plans are on hold.

The above matters are critical to the planned operations of the Company. The management expects that with the timely support of relevant authorities, the above matters will be satisfactorily resolved.

7	The Board of Directors and Shareholders of the Company’s subsidiary, Cairn India have approved a proposal for buy back of its equity shares at a price not exceeding Rs 335 per equity share, for an aggregate amount not exceeding Rs 5,725 Crore.

8	During the current quarter, Cairn India has decided to measure all its outstanding employee stock option liabilities using the Fair Value Method (Black-Scholes) as against the previously followed Intrinsic Value Method. Accordingly, the Employee benefits expense for the current quarter and nine months period ended December 31, 2013 is higher by Rs 155.54 Crore and the Profit after tax is lower by Rs 139.47 Crore.

9	The Company has opted to publish only Consolidated Financial results. Standalone results of the Company are available on Company’s website www.sesagoa.com. Additional information on standalone basis are as follows:

(Rs in Crore)

	Quarter ended			Nine months ended		Year ended
Particulars	31.12.2013 (Unaudited)	30.09.2013 (Unaudited)	31.12.2012 (Unaudited)	31.12.2013 (Unaudited)	31.12.2012 (Unaudited)	31.03.2013 (Audited)
Net Sales / Income from Operations	8,219.57	10,903.16	228.56	19,484.68	2,038.06	2,325.70
Exchange loss / (gain)	(115.50)	720.23	24.70	703.88	76.00	58.18
Profit / (loss) before tax and exceptional items	405.18	(758.02)	(48.19)	(650.76)	318.41	66.70
Exceptional items	—	—	—	—	9.71	9.71
Profit / (loss) after exceptional items and before tax	405.18	(758.02)	(48.19)	(650.76)	308.70	56.99
Profit after exceptional items and tax	856.49	737.63	17.81	1,402.20	295.70	120.77

10	Additional information by way of a press release and proforma numbers (not reviewed by statutory auditors) are available on Company’s website www.sesagoa.com.

By Order of the Board

Place: Mumbai	Anil Agarwal
Dated : January 28, 2014	Chairman

SESA STERLITE LIMITED (Formerly Sesa Goa Limited)

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa-403001

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2013

PART I					(Rs in Crore except as stated)

					Nine months ended			Year ended
S. No.	Particulars	31.12.2013 (Unaudited)	30.09.2013 (Unaudited)	31.12.2012 (Unaudited)	31.12.2013 (Unaudited)	31.12.2012 (Unaudited)		31.03.2013 (Audited)
1	Income from operations
	a) Net sales / income from operations (net of excise duty)	8,219.57	10,903.16	228.56	19,484.68	2,038.06		2,325.70
	b) Other operating income	55.09	59.36	6.22	118.72	17.47		21.93

	Total income from operations (net)	8,274.66	10,962.52	234.78	19,603.40	2,055.53		2,347.63

2	Expenses
	a) Cost of materials consumed	6,476.65	6,560.98	78.74	13,132.82	109.11		225.33
	b) Purchases of stock-in-trade	79.16	596.15	(0.29)	675.31	105.83		105.78
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(477.07)	(583.51)	(78.62)	(1,015.72)	(185.51)		(205.77)
	d) Employee benefits expense	140.34	242.35	43.16	423.41	138.38		184.62
	e) Depreciation and amortisation expense	403.87	668.88	27.46	1,103.26	75.54		147.91
	f) Power and fuel charges	644.05	2,077.36	148.06	2,871.67	400.43		556.74
	g) Exchange loss / (gain)	(115.50)	720.23	24.70	703.88	76.00		58.18
	h) Other expenses	545.23	856.99	127.63	1,462.89	1,056.11		1,080.90

	Total expenses	7,696.73	11,139.43	370.84	19,357.52	1,775.89		2,153.69

3	Profit/(loss) from operations before other income, finance costs and exceptional items	577.93	(176.91)	(136.06)	245.88	279.64		193.94

4	Other income	773.56	923.44	189.36	1,702.06	335.22		341.99

5	Profit from ordinary activities before finance costs and exceptional items	1,351.49	746.53	53.30	1,947.94	614.86		535.93

6	Finance costs	946.31	1,504.55	101.49	2,598.70	296.45		469.23

7	Profit/(loss) from ordinary activities after finance costs but before exceptional items	405.18	(758.02)	(48.19)	(650.76)	318.41		66.70

8	Exceptional items (voluntary retirement scheme)	—	—	—	—	9.71		9.71

9	Profit/(loss) from ordinary activities before tax	405.18	(758.02)	(48.19)	(650.76)	308.70		56.99

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	(451.31)	(1,495.65)	(66.00)	(2,052.96)	13.00		(63.78)

11	Net profit from ordinary activities after tax	856.49	737.63	17.81	1,402.20	295.70		120.77

12	Extraordinary items (net of tax expense)	—	—	—	—	—		—

13	Net profit for the period	856.49	737.63	17.81	1,402.20	295.70		120.77

14	Paid-up equity share capital (face value of Re 1 each)	296.50	296.50	86.91	296.50	86.91		86.91
15	Reserves excluding revaluation reserves as per balance sheet of previous accounting year							12,936.88
16	Earnings per share (Rs) (*not annualised)
	-Basic	2.89 *	2.52 *	0.20 *	4.79 *	3.40	*	1.39
	-Diluted	2.75 *	2.52 *	(0.07)*	4.79 *	3.40	*	1.39

PART II - Select Information					Nine months ended		Year ended
S. No.	Particulars	31.12.2013	30.09.2013	31.12.2012	31.12.2013	31.12.2012	31.03.2013
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (excluding shares against which ADRs are issued)
	- Number of Shares	1,078,901,870	1,057,078,042	389,987,804	1,078,901,870	389,987,804	389,987,804
	- Percentage of Shareholding	36.39%	35.65%	44.87%	36.39%	44.87%	44.87%

2	Promoters & Promoter Group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	—	—	—	—	—	—
	(as a % of the total share capital of the Company)
(b)	Non-encumbered
	- Number of Shares	1,629,343,945	1,629,343,945	479,113,619	1,629,343,945	479,113,619	479,113,619
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	54.96%	54.96%	55.13%	54.96%	55.13%	55.13%
	(as a % of the total share capital of the Company)

$   The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on December 31, 2013.

The balance ADR of 5.30% represented by 157,135,964 equity shares are held by CITI Bank as custodian.

Allotment in respect of 330,384 equity shares to the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 31.12.2013
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	—
	Received during the quarter	—
	Disposed of during the quarter	—
	Remaining unresolved at the end of the quarter	—

S. No.	(Rs in Crore)
					Nine months ended		Year ended
	Segment Information	31.12.2013 (Unaudited)	30.09.2013 (Unaudited)	31.12.2012 (Unaudited)	31.12.2013 (Unaudited)	31.12.2012 (Unaudited)	31.03.2013 (Audited)
1	Segment Revenue
a)	Copper	5,505.62	5,265.52	—	10,771.14	—	—
b)	Iron Ore	5.56	6.49	14.15	19.08	1,452.01	1,463.13
c)	Aluminium	1,836.54	3,580.02	—	5,416.56	—	—
d)	Power	595.47	1,600.26	—	2,195.73	—	—
e)	Others	427.61	601.51	316.02	1,486.10	939.79	1,328.01

	Total	8,370.80	11,053.80	330.17	19,888.61	2,391.80	2,791.14

Less:	Inter Segment Revenues	151.23	150.64	101.61	403.93	353.74	465.44

	Net Sales/Income from Operations	8,219.57	10,903.16	228.56	19,484.68	2,038.06	2,325.70

2	Segment Results
	(Profit / (loss) before tax & interest)
a)	Copper	302.86	217.92	—	520.78	—	—
b)	Iron Ore	(63.63)	(86.27)	(136.51)	(216.71)	321.20	281.06
c)	Aluminium	139.76	131.12	—	270.88	—	—
d)	Power	79.54	285.26	—	364.80	—	—
e)	Others	24.98	(0.98)	(20.56)	30.19	(53.87)	(77.40)

	Total	483.51	547.05	(157.07)	969.94	267.33	203.66

Less:	Finance costs	946.31	1,504.55	101.49	2,598.70	296.45	469.23
Add:	Other unallocable income net off expenses	867.98	199.48	210.37	978.00	347.53	332.27
Less:	Exceptional items	—	—	—	—	9.71	9.71

	Profit / (loss) before tax	405.18	(758.02)	(48.19)	(650.76)	308.70	56.99

3	Capital Employed
a)	Copper	5,277.26	6,110.94	—	5,277.26	—	—
b)	Iron Ore	1,611.57	1,512.99	1,506.23	1,611.57	1,506.23	1,487.37
c)	Aluminium	29,111.07	29,469.56	—	29,111.07	—	—
d)	Power	7,406.70	7,308.60	—	7,406.70	—	—
e)	Others	1,153.54	1,123.05	1,169.83	1,153.54	1,169.83	1,025.66
f)	Unallocated	(10,082.52)	(11,513.96)	10,532.83	(10,082.52)	10,532.83	10,510.76

	Total	34,477.62	34,011.18	13,208.89	34,477.62	13,208.89	13,023.79

The main business segments are, (a) Copper which consist manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore (c) Aluminium which consist of manufacturing of alumina and various aluminium products (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of pig iron and metallurgical coke. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Notes:-

1	The above results for the quarter and nine months ended December 31, 2013 have been reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on January 28, 2014. The statutory auditors of the Company have carried out a limited review of these results.

2	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) has been sanctioned by the Honourable High Court of Madras vide its order dated July 25, 2013 and the High Court of Judicature of Bombay at Goa vide its order dated April 2, 2013. The Scheme became effective for Sterlite, Ekaterina and Malco on August 17, 2013; and for SEL and VAL the Scheme became effective on August 19, 2013. The Scheme has been given effect to in the quarter ended September 30, 2013.

3	Consequent to the effectiveness of the Scheme as above, the results for the quarters ended December 31, 2013, September 30, 2013, the nine months ended December 31, 2013; and the figures in respect of earnings per share, are not comparable with previous / comparable periods presented.

Previous Period / Year figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

Subsequent to, the effectiveness of the Scheme, a Special Leave Petition challenging the order of the High Court of Judicature of Bombay at Goa has been filed by the income tax department, and a creditor and a shareholder have challenged the Scheme in the High Court of Madras. The said petitions are pending for admission/hearing.

4	In respect of the Company’s Iron Ore Division:

a) Consequent to the clearance for resumption of iron ore mining operations at Karnataka by the Honourable Supreme Court of India (the “Supreme Court”), the Company has resumed mining operations with effect from December 28, 2013.

b) The operations at the iron ore mines in Goa continue to remain suspended as per orders of the Government authorities and the Supreme Court. The Supreme Court of India on November 11, 2013, permitted e-auction of the already mined iron ore lying in Goa and the sale proceeds to be retained in fixed deposits by the State of Goa till the Supreme Court delivers the judgement on suspension of mining operations. These e-auctions will be conducted post verification of the inventory, with the entire process monitored by a Committee appointed by the Supreme Court. The Supreme Court has also set up another Committee to conduct a macro Environment Impact Assessment study to arrive at a ceiling of annual excavation of iron ore in the State of Goa considering the various aspects and the said Committee to submit an interim report by February 15, 2014.

5	In respect of the Company’s Aluminium Division :

a) The Ministry of Environment and Forests (“MOEF”) has rejected the grant of stage II forest clearance for the Niyamgiri mining project of Orissa Mining Corporation Limited (“OMC”), which is one of the sources for supply of bauxite to the alumina refinery at Lanjigarh. In terms of the Memorandum of Understanding with the Government of Orissa (through OMC), 150 million tonnes of bauxite is required to be made available to the Company. The Company is also considering sourcing bauxite from alternate sources to support the existing and expanded refinery operations.

b) With regard to the expansion project at Lanjigarh, the Company’s fresh application for environmental clearance is under process and in the meantime the expansion plans are on hold.

The above matters are critical to the planned operations of the Company. The management expects that with the timely support of relevant authorities, the above matters will be satisfactorily resolved.

By Order of the Board

Place: Mumbai	Anil Agarwal
Dated : January 28, 2014	Chairman